AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 2002

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                            First Banks America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                         Common Stock - $0.15 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   31928N-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Allen H. Blake
                                First Banks, Inc.
                                    President
                          600 James S. McDonnell Blvd.
                            Hazelwood, Missouri 63042
                                 (314) 592-5000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 25, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
---------------------------------------- ---------------------------------------

CUSIP NO.  31928N-10-3                                       Page 2 of 23 Pages
---------------------------------------- ---------------------------------------
---------- ---------------------------------------------------------------------
1          NAMES OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              First Banks, Inc. - I.R.S. Identification No. - #43-1175538
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   |_|
                                                                   (b)   |_|
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS
              WC, BK
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

              Missouri
---------- ---------------------------------------------------------------------
------------------- -------- ---------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER

      SHARES                 9,545,107 Common Stock
                             2,500,000 Class B Common Stock
------------------- -------- ---------------------------------------------------
------------------- -------- ---------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                NONE
------------------- -------- ---------------------------------------------------
------------------- -------- ---------------------------------------------------
       EACH         9        SOLE DISPOSITIVE POWER

    REPORTING                9,545,107 Common Stock
                             2,500,000 Class B Common Stock
------------------- -------- ---------------------------------------------------
------------------- -------- ---------------------------------------------------
      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                  NONE
------------------- -------- ---------------------------------------------------
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,045,107 - (Includes Common Stock and Class B Common Stock)
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              93.78% of all issued and outstanding voting stock.
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

              HC, CO
---------- ---------------------------------------------------------------------

Item 1. Security and Issuer

        This statement relates to Common Stock, $0.15 par value per share (the "Common Stock"), and Class B Common Stock (the "Class B Stock") issued by First Banks America, Inc., a Delaware corporation ("FBA"), whose principal executive offices are located at 550 Montgomery Street, San Francisco, California 94111.

        Amendment No. 2 to Schedule 13D filed by the reporting person on February 3, 1999 is hereby amended as follows:

Item 2. Identity and Background

        As of the date of this Amendment, the directors and executive officers of First Banks and their positions with First Banks are as follows:

        James F. Dierberg        Chairman of the Board of Directors and Chief
                                    Executive Officer
        Allen H. Blake           Director and President, Chief Financial Officer
                                    and Secretary
        Donald W. Williams       Director, Senior Executive Vice President and
                                    Chief Credit Officer
        Michael J. Dierberg      Director, Senior Vice President and General
                                    Counsel
        Gordon A. Gundaker       Director
        David L. Steward         Director
        Hal J. Upbin             Director
        Douglas H. Yaeger        Director
        Michael F. Hickey        Executive Vice President and Chief Information
                                    Officer
        Terrance M. McCarthy     Senior Executive Vice President and Chief
                                 Operating Officer
        Michael F. McWhortor     Executive Vice President - Banking Support
        Mark T. Turkcan          Executive Vice President - Mortgage Banking
        Lisa K. Vansickle        Senior Vice President and Controller

        The information required by Item 2 with respect to First Banks, the Dierberg Family and each of the above named persons is attached to this statement as Exhibits 2A through 2R and is incorporated herein by reference.

        The information disclosed in Exhibits 2A through 2R is included pursuant to General Instruction C to Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

        First Banks has acquired additional shares of FBA common stock in two transactions since the most recent report on Amendment No. 2 to Schedule 13D, filed on February 3, 1999. On October 31, 2000, First Banks acquired 6,530,769 shares in connection with the acquisition by FBA of all of the outstanding stock of First Bank & Trust from First Banks (the "FB&T Acquisition"). On October 31, 2001, First Banks invested approximately $26.0 million in FBA and received in consideration therefor 803,757 additional shares of FBA common stock, in order to fund FBA's acquisition of BYL Bancorp, a California bank holding company (the "BYL Acquisition"). First Banks' percentage ownership of FBA voting stock (which includes common stock and Class B common stock) has also increased as a result of repurchases of common stock by FBA pursuant to a series of authorizations approved by FBA's Board of Directors. At September 30, 2002, FBA could purchase approximately 221,000 additional shares of common stock under the existing authorization.

        The FB&T Acquisition and the BYL Acquisition were financed by First Banks using working capital and proceeds of a revolving loan made to First Banks by a group of unaffiliated lenders. A copy of the loan agreement has been previously filed with the Securities and Exchange Commission; see Exhibit 7A hereto, incorporating such loan agreement by reference in this Amendment.

Item 4. Purpose of Transaction

        The acquisitions referred to in Item 3 were for the purpose of enabling FBA to consummate the FB&T Acquisition and the BYL Acquisition. At the time of such transactions, First Banks' intentions with regard to its holdings of FBA stock and any future transactions involving FBA had not changed from those previously reported in the original Schedule 13D and amendments thereto.

        At a meeting of the board of directors of FBA on April 25, 2002, First Banks proposed to FBA's board of directors that the two companies enter into a transaction by which First Banks would acquire all of the outstanding shares of FBA stock held by FBA's public stockholders. First Banks intends in such transaction to cause the merger of FBA with and into a newly-formed subsidiary of First Banks, FBA Acquisition Corporation, and thereafter to cause (i) FBA to merge with and into First Banks, thereby eliminating FBA as a separate corporation (the "FBA Merger"), and (ii) FBA's banking subsidiary, First Bank & Trust, to merge with and into First Banks' banking subsidiary, First Bank, thereby eliminating First Bank & Trust as a separate corporation (the "Bank Merger").

        Upon consummation of the FBA Merger and the Bank Merger, the assets and liabilities of FBA will be combined with, and assumed as a matter of law by, First Banks, which will then operate the combined businesses of FBA and First Banks; the board of directors and management of FBA will no longer exist; the capitalization of FBA will be combined into and become a part of the capitalization of First Banks, and it will not have any separate capitalization; the separate banking operations of First Bank & Trust and First Bank will be combined, and the assets, liabilities and offices of First Bank & Trust will become part of First Bank; the common stock of FBA, which has heretofore been listed for trading on the New York Stock Exchange, will no longer be outstanding and will not be so listed; and ,following the filing of a required notice, FBA will no longer be registered with or required to file reports with the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer

        (a) See the information set forth in Item 3 regarding the aggregate number and percentage of the classes of securities beneficially owned by First Banks.

        (b) First Banks has the sole power to vote and to dispose of the securities of FBA referred to herein.

        (c) - (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        No amendment with respect to this item.

Item 7. Material to Be Filed as Exhibits

        Exhibits 2A through 2R - Information required by Item 2 with respect to First Banks, the Dierberg Family and the other persons identified in Item 2.

        Exhibit 7a - $110,000,000 Secured Credit Agreement, dated as of August 22, 2002, among First Banks, Inc. and Wells Fargo Bank Minneapolis, National Association, American National Bank & Trust Company of Chicago, The Northern Trust Company, Union Bank of California N.A., SunTrust Bank, Nashville and Fifth Third Bank - incorporated herein by reference to Exhibit B to First Banks'
Schedule 13E-3, dated October 8, 2002.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  FIRST BANKS, INC.



                                  By: /s/ Allen H. Blake
                                  ---------------------------------------------
                                          Allen H. Blake
                                          President and Chief Financial Officer



Date:    November 12, 2002

                                   Exhibit 2A


FIRST BANKS, INC.

State or Other Place of Organization:       Missouri
------------------------------------

Principal Business:                         Bank Holding Company
------------------

Address of Principal Business:              135 North Meramec
-----------------------------               Clayton, Missouri 63105

Address of Principal Office:                135 North Meramec
---------------------------                 Clayton, Missouri 63105

                                   Exhibit 2B

JAMES F. DIERBERG (Chairman of the Board of Directors and Chief Executive Officer of First Banks, Inc., and trustee of the James F. Dierberg living trust, dated October 8, 1985)

Principal Occupation or Employment:         Chairman of the Board of Directors
----------------------------------          and Chief Executive Officer

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                   Exhibit 2C

MARY W. DIERBERG (Trustee of First Trust established U/I James F. Dierberg, dated December 30, 1992).

Principal Occupation or Employment:         Housewife
----------------------------------

Address:                                    c/o James F. Dierberg
-------                                     135 North Meramec
                                            Clayton, Missouri 63105

                                   Exhibit 2D

JAMES F. DIERBERG, II (Trustee of the living trust of the James F. Dierberg II Family Trust, dated December 30, 1992)

Principal Occupation or Employment:         Private Investor
----------------------------------

Name of Employer:                           Self employed
----------------

Principal Business:                         Investments
------------------

Address:                                    Phnom Penh
-------                                     Cambodia

                                   Exhibit 2E

MICHAEL J. DIERBERG (Trustee of the Michael J. Dierberg Family Trust, dated December 30, 1992 and the Irrevocable Trust of Michael J. Dierberg, dated May 1, 1998)

Principal Occupation or Employment:         Director, Senior Vice President and
----------------------------------          General Counsel


Name of Employer:                           First Bank & Trust
----------------

Principal Business:                         Banking
------------------

Address:                                    550 Montgomery Street
-------                                     San Francisco, California 94111

                                   Exhibit 2F

ELLEN DIERBERG SCHEPMAN (Trustee of the Ellen C. Dierberg Family Trust, dated December 30, 1992)

Principal Occupation or Employment:         Marketing and Internet Coordinator
----------------------------------

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                   Exhibit 2G

FIRST BANK (Co-Trustee of First Trust)

State or Other Place of Organization:       Missouri
------------------------------------

Principal Business:                         Banking
------------------

Address of Principal Business:              11901 Olive Boulevard
-----------------------------               Creve Coeur, Missouri 63141

Address of Principal Office:                11901 Olive Boulevard
---------------------------                 Creve Coeur, Missouri 63141

                                   Exhibit 2H

ALLEN H. BLAKE (President, Chief Financial Officer, Secretary and Director of First Banks, Inc.)

Principal Occupation or Employment:         President and Chief Financial
----------------------------------          Officer

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                   Exhibit 2I

DONALD W. WILLIAMS (Senior Executive Vice President and Chief Credit Officer of First Banks, Inc.; Chairman of the Board, President and Chief Executive Officer of First Bank)

Principal Occupation or Employment:         Senior Executive Vice President and
----------------------------------          Chief Credit Officer

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                   Exhibit 2J

GORDON A. GUNDAKER (Director of First Banks, Inc.)

Principal Occupation or Employment:         President and Chief Executive
----------------------------------          Officer

Name of Employer:                           Coldwell Banker Gundaker
-----------------

Principal Business:                         Real Estate Broker
------------------

Address:                                    2458 Old Dorsett Road
-------                                     St. Louis, Missouri 63043

                                   Exhibit 2K

DAVID L. STEWARD (Director of First Banks, Inc.)

Principal Occupation or Employment:         Chairman of the Board of Directors,
----------------------------------          President and Chief Executive
                                            Officer


Name of Employer:                           World Wide Technology, Inc.
----------------

Principal Business:                         Internet-based hardware, software
------------------                          and networking solutions


Address:                                    127 Weldon Parkway
-------                                     St. Louis, Missouri 63043

                                   Exhibit 2L

HAL J. UPBIN (Director of First Banks, Inc.)

Principal Occupation or Employment:         Chairman of the Board of Directors,
----------------------------------          President and Chief Executive
                                            Officer

Name of Employer:                           Kellwood Company
----------------

Principal Business:                         Manufacturer and marketer of apparel
------------------                          and related soft goods.


Address:                                    600 Kellwood Parkway
-------                                     St. Louis, Missouri 63017

                                   Exhibit 2M

DOUGLAS H. YAEGER (Director of First Banks, Inc.)

Principal Occupation or Employment:         Chairman of the Board of Directors,
----------------------------------          President and Chief Executive
                                            Officer

Name of Employer:                           The Laclede Group, Inc.
----------------

Principal Business:                         Retail distribution of natural gas
------------------

Address:                                    720 Olive Street, Room 1507
-------                                     St. Louis, Missouri 63101

                                   Exhibit 2N

MICHAEL F. HICKEY (Executive Vice President and Chief Information Officer of First Banks, Inc.)

Principal Occupation or Employment:         Executive Vice President and
----------------------------------          Chief Information Officer

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                   Exhibit 2O

TERRANCE M. McCARTHY (Senior Executive Vice President and Chief Operating Officer of First Banks, Inc.; Chairman of the Board of Directors, President and Chief Executive Officer of First Bank & Trust)

Principal Occupation or Employment:         Senior Executive Vice President and
----------------------------------          Chief Operating Officer

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                   Exhibit 2P

MICHAEL F. McWHORTOR (Executive Vice President - Banking Support of First Banks, Inc.)

Principal Occupation or Employment:         Executive Vice President -
----------------------------------          Banking Support

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
--------                                    Clayton, Missouri 63105

                                   Exhibit 2Q

MARK T. TURKCAN (Executive Vice President - Mortgage Banking of
First Banks, Inc.)

Principal Occupation or Employment:         Executive Vice President -
----------------------------------          Mortgage Banking

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                   Exhibit 2R

LISA K. VANSICKLE (Senior Vice President and Controller of First Banks, Inc.)

Principal Occupation or Employment:         Senior Vice President and Controller
----------------------------------

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105